Exhibit (a)(3)

3001 Daimler Street
Santa Ana, California 92705-5812

The SimpleTech board of directors has approved an option exchange program to all U.S.-based employees of the Company. The program gives those employees the opportunity to exchange one or more of their outstanding, unexercised Options (vested and unvested) to purchase shares of common stock of SimpleTech under the 2000 Stock Incentive Plan. If you choose to participate in the program and meet the eligibility requirements subject to the terms of the Offer, we will cancel the Options you validly tender in the Offer, and you will subsequently be granted a New Option to purchase the same number of shares subject to your cancelled Options.

Because you hold outstanding Options, you may choose to participate in the program. Below you will find information regarding your Options.

For more information about this new program, please visit AST Stock Plan, Inc.'s Internet site at www.aststockplan.com. The site contains comprehensive information about this new plan. You may also contact Carl Swartz at (949) 260-8311 or Diane Drake at (949) 260-8396.

Regards

Manouch Moshayedi

Stock Options Eligible for Option Exchange Program

Grant Date of Option	Exercise Price of Option	Total Number of Option Shares Subject to Option[1]

The total number of Option Shares for which the option remains outstanding (i.e., for which the option has not been exercised).